SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM 15

      Certification and Notice of Termination of Registration under Section
      12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to
            File Reports Under Section 13 and 15(d) of the Securities
                              Exchange Act of 1934.

                                                  Commission File Number 0-27052
                                                                         -------
                             DIGITAL DICTATION, INC.
                      ------------------------------------
             (Exact name of registrant as specified in its charter)

           Five Greentree Center, Suite 311, Marlton, New Jersey 08053
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               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                                  Common Stock
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            (Title of each class of securities covered by this Form)

                                       N/A
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                         (Titles of all other classes of
               securities for which a duty to file reports under
                        Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                 Rule 12g-4(a)(1)(i)  [X]          Rule 12h-3(b)(1)(ii) [ ]
                 Rule 12g-4(a)(1)(ii) [ ]          Rule 12h-3(b)(2)(i)  [ ]
                 Rule 12g-4(a)(2)(i)  [ ]          Rule 12h-3(b)(2)(ii) [ ]
                 Rule 12g-4(a)(2)(ii) [ ]          Rule 15d-6           [ ]
                 Rule 12h-3(b)(1)(i)  [ ]

Approximate number of holders of record as of the certification or notice
date:     0(1)

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

                                Digital Dictation, Inc. by its successor issuer, Medquist Inc.


DATE:    August 10, 1998               BY:  /s/ John M. Suender
         ---------------                    --------------------
                                       Name: John M. Suender
                                       Title: Vice President and General Counsel

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       (1) On July 31, 1998, Digital Dictation, Inc. ("DDI") merged with and into Transcriptions, Ltd., a wholly-owned subsidiary of MedQuist Inc. Shares of MedQuist Inc. were issued to the former DDI shareholders.



Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.